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EXHIBIT 99.(a)(5)(N)

AXCAN PHARMA, INC.
597, boul. Laurier Mont-Saint-Hilaire (Québec) Canada J3H 6C4
Tél.: (450) 467-5138 1 (800) 565-3255 Fax: (450) 464-9979 www.axcan.com
SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
Nasdaq SYMBOL (Nasdaq National Market):	AXCA
DATE:	June 27, 2003
Press Release for immediate distribution

Axcan Pharma's Tender Offer for All Outstanding Shares of Salix Pharmaceuticals Expires

        MONT ST. HILAIRE, Quebec, Canada—Axcan Pharma Inc. (NASDAQ: AXCA) announced that its $10.50 per share offer for all outstanding shares of Salix Pharmaceuticals, Ltd. (NASDAQ: SLXP) expired today at 5:00 p.m. New York City time without the acceptance of the tendered shares.

        Commenting on the results of the offer, Léon F. Gosselin, Chairman, President and Chief Executive Officer of Axcan, said, "We are disappointed that the Salix stockholders did not share our view as to the value of our offer. Although we believe that Salix would have been a good fit for Axcan, we were committed to preserving value for Axcan shareholders by being a disciplined buyer. There are numerous opportunities available and we look forward to pursuing them to build Axcan shareholder value." Mr. Gosselin also added, "We would like to thank Salix stockholders for their efforts and attention."

        At the expiration of the offer, several offer conditions had not been satisfied and Axcan had not waived these conditions. Axcan has instructed American Stock Transfer & Trust Company, the depositary for the offer, to promptly return all shares tendered.

        Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the Nasdaq National Market under the symbol "AXCA".

Important Information

        Saule Holdings Inc., a wholly owned subsidiary of Axcan Pharma Inc. commenced a tender offer for all the outstanding shares of common stock of Salix Pharmaceuticals, Ltd. at US$10.50 per share, net to the seller in cash, without interest. The offer expired at 5:00 p.m., New York City time, on June 27, 2003 without the acceptance of the tendered shares. All tendered shares will be promptly returned to tendering stockholders.

        Investors and security holders with questions may contact the Information Agent for the offer, MacKenzie Partners, Inc. at (800) 322-2885, or by email at proxy@mackenziepartners.com.

INFORMATION:	David W. Mims Executive Vice President and Chief Operating Officer Axcan Pharma Inc. Tel: (205) 991-8085 ext. 223
or	Isabelle Adjahi Director, Investor Relations Axcan Pharma Inc. Tel: (450) 467-2600 ext. 2000
www.axcan.com
or	Lekha Rao/Wendel Carson Brunswick Group Tel: (212) 333-3810

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Axcan Pharma's Tender Offer for All Outstanding Shares of Salix Pharmaceuticals Expires